[Graphic omitted] Ahold
                                                       Press Release

                                                       Royal Ahold
                                                       Corporate Communications

                                                Date:  January 13, 2005
                                For more information:  +31 75 659 57 20

Ahold 2004 fourth quarter net sales: EUR 12.3 billion

o Consolidated fourth quarter 2004 (13 weeks) net sales amounted to EUR 12.3 billion, a decline of 3.1% compared to the fourth quarter 2003 (12 weeks)

o Net sales impacted by lower currency exchange rates and divestments; consolidated fourth quarter net sales growth excluding currency impact and the impact of divestments was 7.9%

o Consolidated 2004 (53 weeks) net sales amounted to EUR 52.0 billion, a decline of 7.3% compared to 2003 (52 weeks)

o Consolidated 2004 net sales growth excluding currency impact and the impact of divestments was 3.1%


Zaandam, The Netherlands, January 13, 2005 - Ahold today announced consolidated net sales (excluding VAT) of EUR 12.3 billion for the fourth quarter of 2004, a decline of 3.1% compared to the same period last year (Q4 2003: EUR 12.7 billion). Net sales were significantly impacted by lower currency exchange rates, in particular that of the U.S. dollar. Net sales excluding currency impact increased by 3.2% in the fourth quarter of 2004. Additionally, net sales were impacted by divestments. Net sales growth excluding currency impact and the impact of divestments was 7.9% in the fourth quarter of 2004.

Consolidated net sales in 2004 amounted to EUR 52.0 billion, a decline of 7.3% compared to 2003 (2003: EUR 56.1 billion). Net sales excluding currency impact declined by 0.7% in 2004. Net sales growth excluding currency impact and the impact of divestments was 3.1% in 2004.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302


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The fourth quarter of 2004 consisted of 13 weeks (October 4, 2004 - January 2,
2005), while the fourth quarter of 2003 consisted of 12 weeks. Fiscal year 2004 consisted of 53 weeks (December 29, 2003 - January 2, 2005), while fiscal year 2003 consisted of 52 weeks. Consolidated net sales in the fourth quarter of 2004 and the full year 2004 were positively affected by the inclusion of the additional week period compared to the comparable periods of 2003. In this press release, we include comparisons of the 13-week fourth quarter of 2004 to a 13-week period consisting of the 12-week fourth quarter of 2003 plus the first week of 2004 (referred to as the adjusted 2003 fourth quarter). We also include comparisons of the 53 weeks of 2004 with a 53-week period consisting of the 52 weeks of 2003 plus the first week of 2004 (referred to as adjusted 2003). This is not applicable for our operations in Central Europe and the unconsolidated joint ventures. The fiscal year for these entities corresponds to the calendar year and ended on December 31, 2004.

The net sales numbers presented in this press release are preliminary and unaudited.

-----------------------------------------------------------------------------------------------------------------
Net Sales                                      4th Quarter                               Full Year
x 1 million                            2004       Change           2003          2004    Change              2003
                                 (13 weeks)        in %       (12 weeks)    (53 weeks)     in %         (52 weeks)
-----------------------------------------------------------------------------------------------------------------
  Stop & Shop              USD      2,676         13.1%           2,366        10,551        5.0%         10,050
  Giant-Landover           USD      1,329          5.3%           1,262         5,358        0.3%          5,340
  Other                    USD         54         56.1%              35           194       34.4%            145
                                 --------                      --------      --------                   --------
Stop & Shop/Giant-
Landover Arena             USD      4,059         10.8%           3,663        16,103        3.7%         15,535
Giant-Carlisle/Tops
Arena                      USD      1,676         15.4%           1,452         6,483        5.9%          6,120
BI-LO/Bruno's Arena        USD      1,167          1.5%           1,150         4,789       -9.6%          5,298
                                 --------                      --------      --------                   --------
Total U.S. Retail          USD      6,903         10.2%           6,265        27,376        1.6%         26,953


Total U.S. Retail          EUR      5,309          0.9%           5,262        22,012       -7.8%         23,875


  Albert Heijn             EUR      1,455          9.9%           1,324         5,785        3.2%          5,606
  Other                    EUR        170          1.7%             167           629       -2.4%            644
                                 --------                      --------      --------                   --------
Albert Heijn Arena         EUR      1,625          9.0%           1,491         6,414        2.6%          6,250
Other Europe Retail        EUR      1,628         -4.1%           1,698         6,633       -1.5%          6,732
                                 --------                      --------      --------                   --------
Total Europe Retail        EUR      3,253          2.0%           3,189        13,047        0.5%         12,982


U.S. Foodservice           USD      4,475          7.8%           4,152        18,839        5.6%         17,837
U.S. Foodservice           EUR      3,442         -1.3%           3,487        15,164       -4.0%         15,790
Europe Foodservice         EUR        215          9.0%             197           821       -2.1%            839
                                 --------                      --------      --------                   --------
Total Foodservice          EUR      3,657         -0.7%           3,684        15,985       -3.9%         16,629


South America              EUR        122        -76.4%             519           893      -59.8%          2,218
Asia                       EUR          0                            85            52      -85.6%            364
                                 --------                      --------      --------                   --------
Total Other Activities     EUR        122        -79.8%             604           945      -63.4%          2,582


Total Net Sales            EUR     12,341         -3.1%          12,739        51,989       -7.3%         56,068


Average U.S. Dollar exchange
rate (USD/EUR)                     0.7692         -8.4%          0.8399        0.8050       -9.1%         0.8858
----------------------------------------------------------------------------------------------------------------

U.S. Retail
Net sales at our U.S. retail operations in U.S. dollars in the fourth quarter of 2004 increased by 10.2% to USD 6.9 billion (Q4 2003: USD 6.3 billion). Net sales in the fourth quarter of 2004 would have increased by 1.7%, compared to the adjusted 2003 fourth quarter. Identical sales in U.S. dollars would have declined by 1.2% and comparable sales in U.S. dollars would have decreased by 0.7%, in each case comparing the fourth quarter of 2004 to the adjusted 2003 fourth quarter. Food price inflation decreased slightly in the fourth quarter of 2004 compared to the third quarter of 2004.

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
Our Stop & Shop/Giant-Landover Arena 2004 fourth quarter net sales increased by 10.8% to USD 4.1 billion (Q4 2003: USD 3.7 billion). Net sales in the fourth quarter of 2004 would have increased by 2.2% compared to the adjusted 2003 fourth quarter. Although continued competitive pressure resulted in a decline in identical sales, the fourth quarter of 2004 improved versus the third quarter of 2004. This was mainly a result of strong holiday net sales. During the fourth quarter the Arena resolved most of the supply chain integration and transitional difficulties that had impacted net sales. Peapod continued to report strong net sales growth.

At our Giant-Carlisle/Tops Arena, the fourth quarter 2004 net sales increased by 15.4% to USD 1.7 billion (Q4 2003: USD 1.5 billion). Net sales in the 2004 fourth quarter would have increased by 6.5% compared to the adjusted 2003 fourth quarter. The positive net sales growth in the fourth quarter of 2004 reflected higher net sales per customer driven by the impact of promotional activities, especially during the holidays.

At our BI-LO/Bruno's Arena, the fourth quarter 2004 net sales increased by 1.5% to USD 1.2 billion (Q4 2003: USD 1.2 billion). Net sales in the 2004 fourth quarter would have decreased by 6.3% compared to the adjusted 2003 fourth quarter. This decrease was mainly driven by the increase in competitive square meters and the effect of store closings earlier in the year. On December 23, 2004, we announced a definitive agreement to divest the BI-LO/Bruno's Arena. We expect to close the transaction in the first quarter of 2005.

Full-year 2004 net sales in U.S. dollars at our U.S. retail operations amounted to USD 27.4 billion, an increase of 1.6% compared to last year (2003: USD 27.0 billion). Net sales in U.S. dollars in 2004 would have decreased by 0.4% compared to adjusted 2003. Net sales growth in U.S. dollars, excluding the impact of the divestment of Golden Gallon in 2003, amounted to approximately 2.8%. Identical sales in U.S. dollars for 2004 decreased by 1.1% compared to adjusted 2003. Comparable sales in U.S. dollars for 2004 declined by 0.5% compared to adjusted 2003.


Europe Retail
In Europe, net sales in the fourth quarter of 2004 amounted to EUR 3.3 billion (Q4 2003: EUR 3.2 billion). Net sales growth excluding currency impact was 1.2% compared to the fourth quarter of last year. The fourth quarter net sales were negatively impacted by the sale of our Spanish retail activities, which was completed as of December 2, 2004. The Spanish retail activities are reported as part of our Other Europe retail operations. Net sales growth for Europe retail excluding currency impact and the impact from divestments was 7.7% in the fourth quarter of 2004. Net sales in the 2004 fourth quarter would have decreased by 4.2% compared to the adjusted 2003 fourth quarter.

In the fourth quarter of 2004, Albert Heijn net sales increased by 9.9% to EUR
1.5 billion (Q4 2003: EUR 1.3 billion). Net sales in the 2004 fourth quarter would have increased by 1.0% compared to the adjusted 2003 fourth quarter. Albert Heijn successfully continued its repositioning program in the Dutch retail market with a further reduction of food prices in the fourth quarter of 2004. Identical sales in the fourth quarter of 2004 would have increased by 0.7% compared to the adjusted 2003 fourth quarter, primarily as a result of a higher number of transactions combined with an accelerated volume growth in a deflationary market. Albert Heijn experienced a successful Christmas season. A record number of visitors visited our Albert Heijn stores in the week preceding the Christmas weekend.

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
Our Central Europe operations in the fourth quarter of 2004, showed net sales growth excluding currency impact of 6.4% compared to the fourth quarter of 2003. This growth was primarily due to store openings.

Net sales in 2004 for our Europe retail operations amounted to EUR 13.0 billion (2003: EUR 13.0 billion). Excluding currency impact, net sales increased by 0.5% compared to 2003. Net sales in 2004 would have decreased by 1.1% compared to adjusted 2003. Net sales at Albert Heijn in 2004 increased by 3.2% to EUR 5.8 billion (2003: EUR 5.6 billion). Net sales at Albert Heijn in 2004 would have increased by 1.1% compared to adjusted 2003 in a deflationary market. Identical sales at Albert Heijn in 2004 would have increased by 1.1% compared to adjusted 2003. Our Central Europe operations in 2004, showed net sales growth excluding currency impact of 6.4% compared to 2003.


Foodservice
In the fourth quarter of 2004 U.S. Foodservice net sales in U.S. dollars increased by 7.8% to USD 4.5 billion (Q4 2003: USD 4.2 billion). Net sales in the 2004 fourth quarter would have increased by 0.6% compared to the adjusted 2003 fourth quarter. Furthermore, net sales in the fourth quarter of 2004 were negatively impacted by approximately 3% as a result of our national account customer rationalization program. Food inflation in the fourth quarter of 2004 was lower than in the previous quarter.

Net sales in 2004 at U.S. Foodservice increased in U.S. dollars by 5.6% to USD
18.8 billion (2003: USD 17.8 billion). This rise was primarily attributable to the effect of the 53rd week in 2004 and food price inflation. Net sales in U.S. dollars in 2004 would have increased by 3.9% compared to adjusted 2003.


South America
In South America, net sales in the fourth quarter of 2004, amounted to EUR 122 million (Q4 2003: EUR 519 million), a decline of 76.4% compared to the same period last year, mainly due to the divestment of Bompreco in Brazil in the first quarter of 2004, Santa Isabel in Chile, Paraguay and Peru in the second half of 2003 and the deconsolidation of Disco as of November 1, 2004.

Net sales in 2004, decreased by 59.8% to EUR 893 million (2003: EUR 2.2 billion) primarily as a result of the divestments referred to above.


Unconsolidated joint ventures

-----------------------------------------------------------------------------------------------------------
Net Sales                                      4th Quarter                           Full Year
x 1 million                                      Change                               Change
                                       2004       in %         2004         2004       in%             2003
-----------------------------------------------------------------------------------------------------------
Europe                       EUR      2,615       2.2%        2,559        9,568        0.4%          9,526
Central America              EUR        444       0.3%          443        1,614        0.1%          1,613
                                      -----                   -----        -----                      -----
Total Net Sales
unconsolidated
joint ventures               EUR      3,059       1.9%        3,002       11,182        0.4%         11,139
-----------------------------------------------------------------------------------------------------------

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
The net sales of our unconsolidated joint ventures in the fourth quarter of 2004, increased by 1.9% to EUR 3.1 billion (Q4 2003: EUR 3.0 billion). At ICA net sales growth excluding currency effect was 2.0% compared to the fourth quarter of 2003. Net sales at Jeronimo Martins Retail increased by 3.5% in the fourth quarter of 2004. In Central America net sales excluding currency effect increased by 11.9% in the fourth quarter of 2004.

Net sales of our unconsolidated joint ventures in 2004, amounted to EUR 11.2 billion (2003: EUR 11.1 billion).

Consolidated 2004 results are expected to be presented on March 29, 2005.

Definitions and notes
o Identical sales compare sales from exactly the same stores. The fourth quarter of 2004 consisted of 13 weeks, compared to 12 weeks in 2003. The identical sales numbers for the fourth quarter have been calculated by comparing the fourth quarter of 2004 (13 weeks) with the fourth quarter of 2003 (12 weeks) plus week 1 of 2004. The identical sales numbers for the year have been calculated by comparing 53 weeks in 2004 with 52 weeks in 2003 plus week 1 of 2004.
o Comparable sales are identical sales plus sales from replacement stores and have the same adjustments regarding the number of weeks in 2003 and the fourth quarter of 2003 as were made for identical sales.
o Adjusted 2003 fourth quarter: the adjusted fourth quarter of 2003 consists of the 12-week fourth quarter of 2003 plus the first week of 2004.
o Adjusted 2003: Adjusted 2003 consists of the 52 weeks of 2003 plus the first week of 2004.
o Currency impact: the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are recalculated using the actual exchange rates in order to understand the currency impact.
o Impact of divestments: the impact on net sales of divested operations. Net sales of the divested operations are excluded from the relevant periods in prior year net sales.

--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's expectations as to the timing of the closing of its divestment of the BI-LO/Bruno's Arena and expectations as to the timing of the announcement of the consolidated 2004 results. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to Ahold's ability to complete the divestment of the BI-LO/Bruno's Arena, any inability to obtain, or delays in obtaining, antitrust approval, the actions of government and law enforcement agencies, the inability to satisfy, or delays in satisfying, closing conditions, any unexpected delay in the preparation of the consolidated 2004 results, including as a result of the actions of the auditors and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
--------------------------------------------------------------------------------

Ahold Corporate Communications: +31.75.659.5720

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